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                                                                      Exhibit 18

December 10, 2003

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Air Products and Chemicals, Inc. (the Company) as of 30 September 2003 and 2002, and the related consolidated statements of income, cash flows and shareholders' equity for the years then ended, and have reported thereon under date of 24 October 2003. The aforementioned consolidated financial statements and our audit report thereon are incorporated by reference in the Company's annual report on Form 10-K for the year ended 30 September 2003. As stated in Note 1, the Company changed its method of accounting for LIFO inventory by reducing the number of LIFO inventory pools and states that this newly adopted accounting principle is preferable in the circumstances, as each new pool will include items with similar economic activity. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP